SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F      X                 Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes                     No      X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

CNH GLOBAL N.V.
Form 6-K for the month of September 2006
List of Exhibits:
     1. News release entitled, “CNH America LLC and IAM Begin Negotiations on New Contract”

For more information, contact:
Thomas Witom News and Information (847) 955-3939
CNH America LLC and IAM Begin Negotiations on New Contract
LAKE FOREST, Illinois (September 28, 2006) — CNH America LLC (CNH) and the International Association of Machinists (IAM) met today in Fargo, North Dakota to begin negotiations for a new contract covering about 520 CNH employees. The current contract expires on October 31, 2006.
“We are optimistic that an agreement can be reached that is fair and equitable for all parties, one that will favorably impact CNH’s cost competitive position in the marketplace and ultimately the long-term viability of the Fargo plant,” said Linda Maurer, CNH vice president, human resources.
“The union is also optimistic that an agreement can be reached that will be fair and equitable for all parties,” stated Dennis Walworth, directing business representative IAM District Lodge 5.
The parties have mutually agreed not to discuss details of the negotiations with the media prior to conclusion.
The Fargo location covered by the contract is one of CNH’s 39 manufacturing facilities located around the world.
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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA), More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Camillo Rossotto
Camillo Rossotto, Treasurer

September 29, 2006